UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) : July 17, 2002

Timberline Software Corporation
(Exact Name of Registrant as specified in its charter)

Oregon	0-16376	93-0748489
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

15195 N.W. Greenbrier Parkway, Beaverton, Oregon	97006-5701
Address of Principal Executive Office	Zip Code

Registrant's telephone number including area code : (503) 690-6775

(Former name or former address, if changed since last report)

Item 7. Financial Statements and Exhibits

        (a)   Financial statements of businesses acquired.

                   Not applicable.

        (b)   Pro forma financial information.

                   Not applicable.

        (c)   Exhibits.

                   The following exhibits are filed herewith and this constitutes the exhibit index:

<u>Exhibit</u>
99   Press Release dated July 17, 2002

Item 9. Regulation FD Disclosure

        On July 17, 2002, Timberline Software Corporation issued a press release, including certain forward looking statements, disclosing earnings for the quarter ended June 30, 2002. All of the information in the press release, appearing in Exhibit 99, is not filed but is furnished pursuant to Regulation FD.


SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                              TIMBERLINE SOFTWARE CORPORATION
                              (Registrant)

Date: July 17, 2002   By: <u>/s/ Carl C. Asai</u>
                              Carl C. Asai, Senior Vice President and
                              Chief Financial Officer

TIMBERLINE. NEWS RELEASE

Contact: Carl Asai, Sr. Vice President – Finance and CFO
Phone: 503.690.6775 • Fax: 503.439.5299 • timberline.com

TIMBERLINE SOFTWARE REPORTS SECOND QUARTER RESULTS AND DECLARES REGULAR QUARTERLY CASH DIVIDEND

Beaverton, Oregon – July 17, 2002 – Timberline Software Corporation (NASDAQ: TMBS), a leading supplier of accounting, estimating, service management and property management software for the construction and real estate industries, today reported a net loss for the three months ended June 30, 2002 on slightly lower revenue than in the same period a year ago. The Company also declared its regular quarterly cash dividend.

Revenue for the quarter ended June 30, 2002 was $14,109,000, a decrease of 4% from $14,756,000 for the same quarter a year ago. Net loss for the quarter was $317,000 or $(.03) per diluted share compared to net income of $424,000 or $.04 per diluted share for the second quarter of 2001. The net loss this quarter included a $300,000 pre-tax write-off of unamortized capitalized software costs, which accounted for a large portion of the net loss for the quarter.

For the six months ended June 30, 2002, the Company had a net loss of $95,000 or $(.01) per diluted share on revenue of $28.5 million compared to net income of $1,018,000 or $.09 per diluted share on revenue of $29.7 million for the six months ended June 30, 2001.

“While we achieved record quarterly service fee revenue in the second quarter, software license revenue was disappointing as we continued to see prospects and customers delay their purchasing decisions” said Curtis Peltz, Timberline’s President and Chief Executive Officer. “The decline in software license revenue exceeded the growth in service fees and the cost savings from our expense reduction measures taken late last year, resulting in a net loss for the quarter. In addition, during the quarter, we determined that we could combine the feature set of our two service products into one code set, thereby saving significant future development costs of maintaining two separate products. Eliminating one of these products resulted in a $300,000 write-off of unamortized capitalized software costs.”

Peltz added, “We are cautiously optimistic about our prospects for the remainder of the year. We have some major contract proposals pending and expect software license revenue to improve when we release our much anticipated integrated Project Management suite in the third quarter. We will also aggressively manage our expense level to help us achieve our earnings objectives.”

Contact: Carl Asai, Sr. Vice President – Finance and CFO

Phone: 503.690.6775 • Fax: 503.439.5299 • timberline.com

Service fees increased 15% to a record quarterly amount of $9,642,000 in the second quarter of 2002 from $8,371,000 for the same quarter a year ago. Software license revenue decreased 31% to $4,271,000 in the second quarter of 2002 from $6,181,000 for the comparable quarter in 2001.

Operating expenses for the quarter decreased 2% to $12,630,000 in 2002 from $12,934,000 in 2001. The reduction in expenses was primarily related to the across-the-board wage reduction, the small reduction-in-force and other cost saving measures the Company instituted in November last year.

The Company's financial position remains strong. Cash and temporary investments have increased slightly since the end of 2001 to $9.9 million at June 30, 2002. Cash generated from operations was about $3.7 million for the first six months of 2002. Cash used during the year was primarily for capitalized software development costs, equipment purchases and cash dividends.

The Company's Board of Directors declared the regular quarterly cash dividend of $.04 per share payable August 16, 2002 to shareholders of record on August 2, 2002.

BUSINESS OUTLOOK FOR 2002

The activity in the construction industry is relatively strong by historical standards, but the uncertainty related to the overall economic recovery in the U.S. caused many companies in the construction and real estate industries to postpone technology purchasing decisions during the first six months of 2002.

Nevertheless, the Company believes its quarterly software license revenue will increase sequentially for the remaining two quarters of 2002. This is primarily based on the release of the Company's project management applications this summer as well as enhancements to its existing software products. The Company's service fee revenue is also expected to increase for the remainder of the year. Consequently, the earnings guidance for 2002, which the Company announced in January this year, remains unchanged. The Company believes that earnings per share for 2002 will exceed its 2001 earnings of $.16 per diluted share and, if economic conditions improve, may exceed its 2000 earnings of $.26 per diluted share.

The above estimates are made by the Company's management based on current expectations and information available at this time. In making these estimates, the Company assumes no burden to update these estimates, even if it appears actual results will differ materially from these estimates.

Contact: Carl Asai, Sr. Vice President – Finance and CFO
Phone: 503.690.6775 • Fax: 503.439.5299 • timberline.com

CONFERENCE CALL INFORMATION

As previously announced, the Company will host a conference call today at 1:30 p.m. PDT to review its financial results for the quarter. Interested parties may listen to the call in real-time on the Internet by accessing the Company's website at www.timberline.com. A recording of the call will be available for future listening on the Company's website shortly after the conference call has been completed. Interested parties may also listen to a recording of the conference call, shortly after the conference call has concluded, by dialing (800) 642-1687 with the conference ID # 4535087. Both of these recordings will be available through July 31, 2002.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the "Safe-Harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are necessarily subject to risk and uncertainty and actual results could differ materially due to certain risk factors, including without limitation, general economic conditions in the U.S., growth in the U.S. construction industry, demand for the Company's products and services, impact of competitive products and pricing, timing of the release of the Company's new products or enhancements to its current software products, acceptance in the market place of the Company's new products and enhancements, and other factors set forth from time to time in the Company's filings with the SEC. Specific risks in this press release include the Company's expected savings in development costs and other expenses, the timely release and acceptance of its Project Management applications and its estimate of software license and service fee revenue and net income.

Note: Transmitted on PR Newswire @ 1:05 PM PDT, July 17, 2002

Contact: Carl Asai, Sr. Vice President – Finance and CFO

Phone: 503.690.6775 • Fax: 503.439.5299 • timberline.com

TIMBERLINE SOFTWARE CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited - Amounts in thousands, except per share data)

	Six Months Ended June 30,		Quarter Ended June 30,	
	2002	2001	2002	2001
Net revenue:				
Computer software	$ 9,099	$ 12,594	$ 4,271	$ 6,181
Service fees	18,609	16,293	9,642	8,371
Other	744	811	196	204
Net revenue	28,452	29,698	14,109	14,756
Cost and expenses:				
Cost of revenue	3,787	3,144	2,042	1,403
Client services	6,499	7,065	3,285	3,563
Product development	8,034	8,157	4,155	4,254
Sales and marketing	6,685	6,511	3,287	3,296
General and administrative	3,768	3,619	1,903	1,821
Total cost and expenses	28,773	28,496	14,672	14,337
Operating income (loss)	(321)	1,202	(563)	419
Other income	181	255	91	150
Income (Loss) before income taxes	(140)	1,457	(472)	569
Provision (Benefit) for income taxes	(45)	439	(155)	145
Net income (loss)	$ (95)	$ 1,018	$ (317)	$ 424
Earnings (Loss) per share:				
Basic	$ (0.01)	$ 0.09	$ (0.03)	$ 0.04
Diluted	(0.01)	0.09	(0.03)	0.04
Weighted-average common shares outstanding, used in computing earnings per share:				
Basic	11,709	11,681	11,731	11,648
Diluted	11,709	11,860	11,731	11,905

TIMBERLINE SOFTWARE CORPORATION
CONSOLIDATED CONDENSED BALANCE SHEETS
(Unaudited - Amounts in thousands)

	Jun 30, 2002	Dec 31, 2001
Assets		
Current assets:		
Cash and temporary investments	$ 9,873	$ 9,765
Accounts receivable	5,377	6,096
Other current assets	2,801	2,295
Total current assets	18,051	18,156
Property and equipment	20,774	21,510
Capitalized software costs	11,832	10,720
Other assets	408	359
Total assets	$ 51,065	$ 50,745
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 1,111	$ 1,101
Deferred revenues	18,334	16,854
Other current liabilities	2,564	3,302
Total current liabilities	22,009	21,257
Deferred credits	4,825	4,508
Shareholders' equity:		
Common stock	352	350
Additional paid in capital	5,674	5,378
Accumulated other comprehensive income	39	55
Retained earnings	18,166	19,197
Total shareholders' equity	24,231	24,980
Total liabilities and shareholders' equity	$ 51,065	$ 50,745